UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check one):     Form 10-K       Form 20-F      Form 10-Q       Form N-SAR

                   For Period Ended: ______________________________________

                   Transition Report on Form 10-K

                   Transition Report on Form 20-F

            XX   Transition Report on Form 11-K

                   Transition Report on Form 10-Q

                         Transition Report on Form N-SAR

                        For the Transition Period Ended:
                                     December 31, 2002

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                   Saving & Retirement Plan

PART I -- REGISTRANT INFORMATION


                   Mestek, Inc.
Full Name of Registrant

Former Name if Applicable
                   260 North Elm Street,
Address of Principal Executive Office (Street and Number)
                   Westfield, MA  01085
City, State and Zip Code

PART III -- NARRATIVE
State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed) SEC 1344 (11-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Information necessary to the completion of Form 11-K was not received on a timely basis form one of the plan's investment trustees.

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
                   Stephen M. Shea                            (413) 568-9571
 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                  Mestek, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date                                          By
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